Mary Maurice Young	P.O. Box 120
Assistant General Counsel	Columbus, GA 31902-0120
706.644.2748
706.644.1957 Fax
marymauriceyoung@synovus.com

June 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Amit Pande

Mail Stop 4561

100 F Street N.E. Washington, D.C. 20549-3561

Re:	Synovus Financial Corp.

Form 10-K for the year ended December 31, 2012

Filed March 1, 2013

File No. 001-10312

Ladies and Gentlemen:

Synovus Financial Corp. acknowledges receipt on May 23, 2013 of the Staff’s letter dated May 23, 2013 (“May 23 Comment Letter”) containing comments on the above-captioned filing. The May 23 Comment Letter requests a response within 10 business days. Synovus respectfully requests additional time to complete its response to the May 23 Comment Letter. To ensure that the responses to the May 23 Comment Letter reflect the input of all necessary Synovus personnel, we respectfully request an extension of the response period to June 21, 2013.

Sincerely,

Synovus Financial Corp.

/s/ Mary Maurice Young
Mary Maurice Young Assistant General Counsel